First Solar, Inc.
350 West Washington St, Suite 600
Tempe, Arizona 85281

November 20, 2015

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporate Finance
Attention:    Brian Cascio
Accounting Branch Chief

RE:    First Solar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Forms 10-Q for Quarterly Periods Ended March 31, 2015 and June 30, 2015
Filed May 1, 2015 and August 5, 2015
File No. 001-33156

Ladies and Gentlemen:

First Solar, Inc. (“First Solar,” “the Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated October 23, 2015 with respect to the above-referenced Form 10-K and Forms 10-Q.

For your convenience, we have set forth below the Staff's comments in bold typeface followed by our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Revenue Recognition, page 98

1.
Please provide us with a specific and comprehensive discussion of the differences in the underlying nature of arrangements for your system sales for which revenue is recognized under ASC 605 and those arrangements for which revenue is recognized under ASC 360. Please help us better understand how land or land rights are included or excluded from these arrangements. In addition, please quantify the amount of revenue recognized for each type of arrangement.

We respectfully advise the Staff that we characterize our systems segment as a fully integrated systems business through which we provide complete turn-key photovoltaic (“PV”) solar power systems, or solar solutions, that draw upon our capabilities, which include (i) project development, (ii) engineering, procurement, and construction (“EPC”) services, and (iii) operations and maintenance (“O&M”) services. We may provide our full EPC services or any combination of individual products and services within our EPC capabilities depending upon the customer and market opportunity. All of our systems segment products and services are for PV solar power systems, which primarily use our solar modules, and we sell such products and services to utilities, independent power producers, commercial and industrial companies, and other system owners. Additionally within our systems segment, we may own and operate certain of our PV solar power systems for a period of time based on strategic opportunities.

Our systems segment revenue primarily results from two types of arrangements: sales of PV solar power systems (and related project entities) and EPC contracts with third parties. For the year ended December 31, 2014, revenue from the sale of PV solar power systems, EPC contracts with third parties, and other activities (i.e., O&M) was $2.7 billion, $0.4 billion, and $0.1 billion, respectively. The specific accounting for sales of PV solar power systems and EPC contracts with thirds parties is further described below:

Sales of PV Solar Power Systems (ASC 360-20)

In the normal course of business, we establish single purpose entities to hold PV solar power systems, which are also referred to as systems or projects. We classify these items on our balance sheet as project assets, which primarily consist of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement. These project related costs include costs for land, development, and construction of a system. Development costs may include legal, consulting, permitting, interconnection, and other similar costs.

A PV solar power system sales arrangement is generally comprised of the sale of a majority (or controlling) interest in the related project entity. Historically, in most cases, our projects are sold before we fully complete the development and construction activities for a particular PV solar power system. In these instances, we enter into an EPC contract, contemporaneous with the sale of the project entity, to complete all remaining construction activities.

In accordance with the scope of ASC 810-10-40-3A, the sale of interests in a PV solar power system project entity that owns or holds substantial real estate interests (including land leases) is subject to the provisions of ASC 360-20. Accordingly, we consider the nature and purpose of the project entity being sold (i.e., land / land rights, property improvements, and integral equipment), and not the land only, as part of our analysis of the entire transaction.

Pursuant to ASC 360-20-15-2, “Transactions involving the sale of underlying land (or the sale of the property improvements or integral equipment subject to a lease of the underlying land) shall not be bifurcated into a real estate component…and a non-real-estate component…for purposes of determining profit recognition on the transaction.” ASC 360-20-15-3 further clarifies that “[t]he terms property improvements and integral equipment…refer to any physical structure or equipment attached to the real estate that cannot be removed and used separately without incurring significant cost. Examples include an office building, a manufacturing facility, a power plant, and a refinery.” ASC 360-20-15-4 through 15-8 specify that equipment is considered integral when the cost of removing the equipment and the resulting decrease in value, which includes the cost of shipping and reinstalling the equipment at a new site, exceeds 10% of the fair value of the equipment. In accordance with this guidance, we determined that the sale of a PV solar power system project entity, which includes the land / land rights, property improvements, and the power plant that is affixed to the land (which cannot be removed and used separately without incurring significant cost) is, in substance, the sale of real estate.

Revenue recognition for sales of PV solar power systems follows the full accrual method when a sale has been consummated, we have transferred the usual risks and rewards of ownership to the buyer, the initial and continuing investment criteria have been met, we have the ability to estimate our costs and progress toward completion, and all other revenue recognition criteria have been met. We may further apply the percentage-of-completion method to PV solar power system sales if we are obligated to complete additional construction activities pursuant to ASC 360-20-40-62 through 40-63 which state that “[p]rofit allocable to performance after the sale shall be recognized by the percentage-of-completion method as development and construction proceed, provided that cost and profit can be reasonably estimated from the seller's previous experience. The profit shall be allocated to the sale of the land and the later development or construction work on the basis of estimated costs of each activity; the same rate of profit shall be attributed to each activity. No profit shall be recognized at the time of sale if future costs of development cannot be reasonably estimated at that time.”

EPC Contracts with Third Parties (ASC 605-35)

An EPC contract with a third party represents a sales arrangement in which we construct a PV solar power system for a specific customer on land that is controlled by the customer and has not been previously owned by First Solar. Revenue for such transactions is recognized as we perform the related construction activities and not upon delivery of a completed PV solar power system.

ASC 605-35-15-3 specifies that construction contracts, such as those of general building, heavy earth moving, dredging, demolition, design-build contractors, and specialty contractors (e.g., mechanical, electrical, or paving) and related service contracts, such as contracts for construction consulting services (e.g., agency contracts or construction management agreements), and contracts performed by architects, engineers, or architectural or engineering design firms fall within the scope of ASC 605-35 and may be accounted for using the percentage-of-completion method.

In applying the percentage-of-completion method, we use the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. We recognize direct material and solar module costs as incurred when the direct materials and solar modules have been installed in the project. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, we do not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements. We consider direct materials and solar modules to be installed when they are permanently placed or affixed to a PV solar power system as required by engineering designs.

2.	Please tell us if you enter into leasing arrangements for your modules and/or systems. If so, provide us with the general terms of such arrangements as well as the related accounting.

We respectfully advise the Staff that we do not enter into any leasing arrangements for our modules. In addition, we have only entered into one system leasing arrangement, which was a sale-leaseback transaction for our Maryland Solar project. This unique transaction was part of the formation of 8point3 Energy Partners LP (the “Partnership”), a limited partnership formed by First Solar and SunPower Corporation (the “Sponsors”), which completed its initial public offering in June 2015. Under the terms of this sale-leaseback agreement, we make fixed rent payments to a subsidiary of the Partnership and are entitled to all the energy generated by the project until December 31, 2019. Our retention of an indirect partial interest in the Maryland Solar project allows for profit participation by the “seller-lessee,” which constitutes continuing involvement and precludes normal sale-leaseback accounting pursuant to ASC 840-40-25-18, which states, “A partial sale transaction precludes the use of sale-leaseback accounting due to the continuing involvement of the seller-lessee. The continuing involvement conditions in this Subtopic are intended to be interpreted restrictively as indicated by the broad prohibitions of paragraphs 840-40-25-12 through 25-17.” Due to our continuing involvement with the Maryland Solar project, we accounted for the leaseback agreement as a financing transaction.

3.
Please describe the underlying services you provide as part of your power output warranty. Tell us if there is any ongoing monitoring associated with this warranty. In addition, please provide us with a more specific and comprehensive discussion of your consideration of this warranty under ASC 605. In this regard, tell us how you determined that your fee was considered fixed and determinable and what consideration you have given to whether the warranty represented a separate deliverable in the arrangement.

We respectfully advise the Staff that we provide a limited PV solar module warranty covering defects in materials and workmanship under normal use and service conditions for 10 years following the delivery of our modules. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 97% of their labeled power output rating during the first year, with the warranty coverage reducing by 0.7% every year thereafter throughout the 25-year performance warranty period. Prior to 2014, we warranted that modules installed in accordance with agreed-upon specifications would produce at least 90% of their labeled power output rating during the first 10 years following installation and at least 80% of their labeled power output rating during the following 15 years. In resolving claims under both the defect and power output warranties, we have the option of either repairing or replacing the covered modules or, under the power output warranty, providing additional modules to remedy the power shortfall. We also have the option to make a payment for the then current market price of modules to resolve the claims. Such solar module warranties are standard for module sales and are automatically transferred from the original purchasers of the solar modules to subsequent purchasers upon resale.

As an alternative to our module power output warranty, we also offer an aggregated or system level module performance warranty. This system level module performance warranty is designed for utility-scale systems and provides 25-year system level energy degradation protection. The system level module performance warranty typically is calculated as a percentage of a system’s expected energy production, adjusted for certain actual site conditions, with the warranted level of performance declining each year in a linear fashion, but never falling below 80% during the term of the warranty. In resolving claims under the system level module performance warranty to restore the system to warranted performance levels, we first must validate that the root cause of the issue is due to module performance; we then have the option of either repairing or replacing the covered modules, providing supplemental modules, or making a cash payment. Consistent with our module power output warranty, when we elect to satisfy a warranty claim by providing replacement or supplemental modules under the system level module performance warranty, we do not have any obligation to pay for the labor to remove or install modules.

Our module power output warranty and system level module performance warranty both provide purchasers of our modules with a 25-year performance warranty period at comparable power or energy output thresholds, which decline over time. We do not provide additional services or ongoing monitoring as part of these standard warranty programs. Furthermore, we do not offer extended warranties to our customers as part of module or system sales arrangements. ASC 605-20-25-1 indicates that “[s]ome products include warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. The accounting for these is described in Topic 450. Separately priced contracts for extended warranty and product maintenance contracts provide warranty protection or product services and the contract price of these contracts is not included in the original price of the product covered by the contracts.” As our module power output warranty and system level module performance warranty are the two forms of our standard 25-year module warranty included in our sales agreements and neither warranty is separately priced, such warranties do not represent separate deliverables. Accordingly, we account for these warranty programs pursuant to the product warranty guidance under ASC 460, with reference to certain contingency recognition guidance under ASC 450, and estimate the related costs at the time of sale when incurrence of the loss is probable and it can be reasonably estimated.

4.	Please provide us with the following additional information regarding your system level module performance warranties:

•
We note your disclosures that the system level module performance warranty is offered as an alternative to the power output module warranty. Please tell us if a system is ever covered by both. Tell us what distinguishes the system energy performance warranty from the module performance warranty.

We respectfully refer the Staff to the above discussion regarding the details of our module power output and system level module performance warranties. Both of these warranty programs relate specifically to the performance of our PV solar modules, which are sold separately or installed and sold as part of our PV solar power systems. Separate module sales, which are not part of a system, are covered by our module power output warranty, and modules sold as part of a system may be subject to either the module power output or system level module performance warranties, but never both. Our system level module performance warranty represents a practical-expedient to address the challenge of identifying, from the potential millions of modules installed in a utility-scale system, individual modules that may be performing below warranty thresholds by focusing on the aggregate power generated by the system rather than the power output of individual modules. This alternative warranty structure has been designed to be consistent with the module power output warranty and includes comparable power output thresholds and linear degradation provisions.

•
Your response appears to indicate that an energy performance warranty may be provided in lieu of a system availability guarantee. Please help us understand how these are distinguished. Please clarify whether both are only offered as part of your O&M services or whether either (or both) is ever offered as part of a system sale.

As part of our O&M service offerings, we typically provide an availability guarantee that ensures a system will be available to generate a certain percentage of total possible energy during a specific period after adjusting for factors outside of First Solar’s control, such as curtailment, outages, force majeure, and other conditions that may affect system availability. Such availability guarantees are not guarantees that a system will actually generate any specific output as we are simply guaranteeing that a system will be operational so as to be able to generate a certain percentage of possible energy. In other words, we are guaranteeing our own ability to keep the system operational for factors within our control. The principle underlying such offerings is to provide an incentive to the O&M service provider to perform its scope of maintenance for the system as efficiently as possible to promote system availability as provided in the O&M arrangement.

For a limited number of legacy systems, we have provided an energy performance warranty for a number of years as an alternative O&M service offering. These energy performance warranties are intended to ensure that a system’s actual energy performance is greater than or equal to the expected energy performance, after adjustments for irradiance, weather, module degradation, soiling, curtailment, and other conditions that may affect a system’s energy output but are unrelated to First Solar’s operation and maintenance of the system. Thus, a system energy performance warranty, like an availability guarantee, does not represent a guarantee of actual energy output and is simply a measurement of asset performance during the O&M service period, once normalized for conditions outside of First Solar’s control.

Availability guarantees and system energy performance warranties are only offered as part of our O&M services and neither program is offered as a component of the system sales price. Furthermore, a system may only be subject to one of these incremental O&M programs at any point in time. The offering of system energy performance warranties has historically been driven by specific commercial negotiations and has also been influenced by additional assurances needed for customer financing arrangements with the U.S. Department of Energy. System energy performance warranties only apply to a limited number of O&M arrangements for legacy systems and are much less common than our availability guarantees, which are included in the majority of our O&M arrangements. We also offer limited scope O&M services, which do not include an availability guarantee or system energy performance warranty.

•
Your response appears to indicate that for the availability guarantees, the system owner absorbs all risks associated with plant output or unforeseen availability events. Please tell us if this is true for all sales (modules and systems). If not, please clarify in what instances the owner does not absorb all risks of loss.

For all availability guarantees offered as part of our O&M services, the owner of the system retains all risks associated with plant output or unforeseen availability events. For clarity, availability guarantees are only offered as part of O&M services for complete PV solar power systems and do not apply to individual module sales transactions. We also offer limited availability guarantees under O&M arrangements for systems that we did not develop or construct as such guarantees are common practice in the PV industry. For these limited availability guarantees, the owner also absorbs all risks associated with plant output or unforeseen availability events.

•
Please provide us with a more specific and comprehensive discussion of your consideration of this warranty under ASC 605. In this regard, tell us how you determined that your fee was considered fixed and determinable and what consideration you have given to whether the warranty represented a separate deliverable in the arrangement.

Under our O&M arrangements, which include availability guarantees and a limited number of system energy performance warranties, we receive recurring quarterly payments based on rates specified in the underlying agreements. Our typical O&M services include standard activities associated with operating a PV solar power system, including North American Electric Reliability Corporation (or NERC) compliance, energy forecasting, 24/7 monitoring and control, power purchase agreement (or PPA) and Large Generator Interconnection Agreement compliance, performance engineering analysis, turn-key maintenance services including spare parts and breakdown repair, and environmental services. These arrangements are considered service level agreements as described in PwC Accounting and Reporting Manual Section 3500.743:

“Service level agreement (“SLA”) is a generic description often used to describe warranty-type promises that guarantee a product's or service's performance or warranty service response rates. SLAs are commonly used by companies that sell products or services that are mission critical to the customer's operations, where the customer cannot afford to have product failures, service outages, or service interruptions. SLAs may include any or all of the following: up time guarantees (99.999 percent uptime, etc.), service call response times, restoration of service times, resolution times, etc. Further, they generally include penalty or liquidated damages clauses triggered by breach of any of the previous terms. The nature of the SLA may affect the revenue recognition of the overall arrangement. Some guidance to consider when evaluating product-related SLAs includes, but is not limited to: ASC 450, ASC 985-605, ASC 605-20-25, ASC 605-25, and ASC 605-50.”

As noted previously, our O&M arrangements provide system owners with incremental benefits beyond what they would already be entitled to, pursuant to their standard product and EPC warranties. In addition, our O&M arrangements are priced separately from system sales agreements, and such pricing is heavily influenced by market factors as noted in our prior response letter submitted on July 16, 2015. Accordingly, we recognize revenue for these arrangements as services are continuously performed each period in accordance with ASC 605-20-25. Specifically, ASC 605-20-25-3 indicates that, “Sellers of extended warranty or product maintenance contracts have an obligation to the buyer to perform services throughout the period of the contract and, therefore, revenue shall be recognized in income over the period in which the seller is obligated to perform.” Similarly, ASC 605-20-25-4 states that, “All other costs, such as costs of services performed under the contract…shall be charged to expense as incurred.” As a result, our costs of providing O&M services are expensed as incurred.

We account for any anticipated liquidated damage payments to O&M customers pursuant to the principles of ASC 605-50 regarding cash consideration paid to customers. ASC 605-50-45-2 states the following, “Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.” This presumption would not be overcome for the additional factors listed under ASC 605-50-45-2a to 45-2b as we do not receive an identifiable benefit in exchange for the cash consideration. As a result, liquidated damages due under O&M arrangements are accounted for as a reduction of O&M revenue. To date, we have not made any material liquidated damage payments under our O&M arrangements.

5.
For your arrangements that are accounted for under ASC 360, please tell us if there are instances where you have determined you have significant continuing involvement and, if so, tell us what factors led to that conclusion.

We respectfully advise the Staff that we have had various forms of significant continuing involvement for certain of our system sales arrangements accounted for under ASC 360-20. The most common examples have included: contingent options or obligations to repurchase a PV solar power system, sales of a partial interest in a PV solar power system project entity, and indemnifications of costs that do not transfer substantially all of the risks and rewards of ownership (e.g., owner permit / environmental litigation indemnities, tax indemnities, operating cost indemnities, subordinated profit sharing arrangements).

Contingent Options or Obligations to Repurchase a PV Solar Power System

The inclusion of a contingent option or obligation to repurchase a PV solar power system in a sales arrangement is typically driven by a specific commercial risk identified by the buyer (e.g., pending owner permit or environmental litigation, achievement of project completion, etc.). We typically structure such transactions so the option or obligation to repurchase the system is contingent upon the resolution of the identified commercial risk. ASC 360-20-40-38 states, “If the seller has an obligation to repurchase the property, or the terms of the transaction allow the buyer to compel the seller or give an option to the seller to repurchase the property, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale.” Accordingly, we generally account for such transactions as financing arrangements until the continuing involvement is removed. If the surrounding facts and circumstances at the time of the sales transaction indicate that neither party is likely to exercise its option given the outlook of the contingency, interest is not accrued, and we use the deposit method to account for the transaction until the continuing involvement is removed.

Sale of a Partial Interest in a PV Solar Power System Project Entity

The sale of a majority interest in a project entity represents a partial sale of real estate as we retain a minority or noncontrolling interest in the project. We account for such transactions pursuant to the guidance in ASC 360-20-40-46, which indicates that profit on a partial sale can only be recognized if a) the buyer is independent of the seller, b) collection of the sales price is reasonably assured, and c) the seller is not required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. Because we retain a direct interest in the project entity, a partial sale of real estate, by its nature, represents continuing involvement. If all other requirements for recognizing profit under the full accrual method have been satisfied and no other forms of continuing involvement are present, we recognize profit proportionate to the outside interest in the project entity at the time of sale in accordance with ASC 360-20-40-47, which says “If the buyer is not independent of the seller, for example, if the seller holds or acquires an equity interest in the buyer, the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of sale. If the seller controls the buyer, no profit on the sale shall be recognized until it is realized from transactions with outside parties through sale or operations of the property.”

For instances in which we determined that we are required to support the operations of the project to a greater extent than our proportionate interest due to the distribution preferences granted to a buyer, we recognize profit to the extent that the proceeds from the sales transaction exceed our costs related to the entire PV solar power system consistent with ASC 360-20-40-49.

Indemnifications of Owner Costs

Sales transactions in which we indemnify a buyer for costs associated with matters pending at the date of sale, which would ordinarily, in our judgement, be the responsibility of the new owner (i.e., buyer), also include our significant continuing involvement. Historical examples include indemnification of costs associated with the outcome of owner permit or environmental litigation, indemnification of tax incentives elected by the buyer, and indemnification of costs associated with future operations of the system.

If we have significant continuing involvement with the system and do not transfer substantially all of the risks and rewards of ownership, we do not recognize profit on the transaction. If the amount of our loss of profit is limited by the terms of the sales contracts, we typically recognize profit after it has been reduced by the maximum exposure to loss without applying the more detailed guidance in ASC 360-20-40-37 through 40-64.

6.
Tell us how you considered the guidance in ASC 360-20-40-37 in your analysis with respect to arrangements within the scope of ASC 360-20 where related warranties or performance guarantees do not have contractual maximum exposure caps in place.

We respectfully advise the Staff that our system sales within the scope of ASC 360-20 involve a range of standard product warranties, which include PV solar module warranties, balance of system warranties, and system energy performance testing. Separately, our systems customers may further engage us to provide O&M services, which would typically include an effective availability guarantee or, in limited historical circumstances, a system energy performance warranty. Each standard product warranty program represents a risk of the module manufacturer or system EPC contractor, and is not an obligation or risk of a system owner. These programs do not represent any guarantee of energy output and simply relate to the underlying performance of the system assets. Consequently, our product warranty programs do not represent any guarantees of cash flows related to the systems, and we have not assumed any of the risks and rewards of ownership with respect to such programs.

Our availability guarantees and system energy performance warranties are incremental offerings within separate arrangements for our O&M services. Availability guarantees are guarantees of our own service performance and do not represent guarantees of a system’s output or cash flows. Similarly, our limited number of system energy performance warranties relate to actual asset performance, normalized for conditions outside of our control, and do not represent guarantees of energy output. These performance warranties are akin to an extended product warranty or product maintenance contract that is only offered as part of our operation and maintenance of the plant.

Accordingly, our product warranties and market based service contracts are not forms of continuing involvement that would indicate that substantially all of the risks and rewards of ownership have not been transferred to the system owner. As a result, maximum exposure caps for product warranties and O&M service arrangements would not be factored into our accounting for system sales arrangements within the scope of ASC 360-20.

7.
We note your disclosure within the Revenue Recognition disclosure in Footnote 2 that “[p]rohibited forms of continuing involvement in a real estate sales arrangement may include us retaining risks or rewards associated with the project that are not customary with the range of risks or rewards that an EPC contractor may assume.” Please tell us how you considered the evaluation prescribed by ASC 360-20 for contractual terms that may be viewed as customary for EPC contractors in arrangements with customers.

We respectfully advise the Staff that our PV solar power systems are frequently sold before we have fulfilled our contractual obligations to complete the construction of the system under an EPC agreement. Accordingly, profit on such transactions is recognized under the percentage-of-completion method as described above.

We assess all contracts, including EPC contracts, for any form of significant continuing involvement as part of a system sales arrangement (as noted above in response to Comment #5). If an EPC contract contains indemnifications or clauses that would be considered the retention of risks and rewards of ownership, then such terms would constitute significant continuing involvement. A contractor would not ordinarily assume risks associated with force majeure events (e.g., acts of God, war, riot, or similar civil disturbance), site conditions, environmental monitoring, and back feed power and parallel operation.

A non-exhaustive list of customary risks associated with an EPC contract would include: 1) costs associated with building a PV solar power system; 2) liquidated damages for schedule delays due to contractor fault; 3) building a plant to a designated energy capacity; 4) defect, design, module, and installation service warranties; 5) system energy performance testing; 6) site safety; and 7) obtaining and maintaining all applicable permits, other than owner permits, and complying with all applicable permits and laws. We believe such risks are not significant continuing involvement that would be considered the retention of risks and rewards of ownership.

8.
We note your disclosure on page 94 regarding asset retirement obligations or AROs. Please clarify if these obligations are recognized on arrangements that are accounted for under ASC 360-20 or limited to arrangements that are accounted for under ASC 605. If AROs are recorded on arrangements that are within the scope of ASC 360-20, please tell us how you considered the obligations relative to the continuing involvement prohibitions in ASC 360-20.

We respectfully advise the Staff that the asset retirement obligations AROs referenced in our disclosure only pertain to PV solar power systems that we own and for which we have an existing legal obligation associated with the retirement of the system. We account for such legal obligations in accordance with ASC 410-20.

The sale of a PV solar power system under ASC 360-20 (as discussed above in response to Comment #1) results in the legal transfer of all underlying project entity agreements to the buyer, including the power purchase agreement, any land lease agreements, and all applicable owner permits. As any one of these agreements may create a legal obligation to remove the system at the end of the contractual term, the related obligation would always be transferred to the buyer at the time of sale. We have not had any instances in which we, as the seller of a system, retained the legal obligation, as defined under 410-20-55-1, to remove the system at the end of an agreement. Accordingly, pursuant to 360-20-40-26, we do not retain any such risks or rewards of ownership pertaining to asset retirement obligations.

When performing as a contractor under an EPC agreement with a third party (i.e., sales arrangements accounted for under ASC 605-35), we are not the legal owner of the system and do not control the underlying land. Furthermore, our EPC contracts do not contain terms or conditions that would create a legal obligation, as defined under 410-20-55-1, to remove the system in the future. As a result, as an independent third party contractor, we do not bear any legal obligation associated with the retirement of a system.

9.
We note your disclosure on page 123 regarding Solar Module Collection and Recycling Liability. Please further describe the nature of this voluntary program, including the obligations you assume at the time an arrangement with a customer is consummated. Additionally, please tell us if the collection and recycling obligations apply to arrangements that are within the scope of ASC 360-20, and if so, how you have considered the continuing involvement constraint of ASC 360-20.

We respectfully advise the Staff that our primary technology employs a thin film of semiconductor material, cadmium telluride, in the manufacturing of our PV solar modules. In addition, the recast of the European Union (“EU”) Directive 2012/19/EC on Waste Electrical and Electronic Equipment (the “WEEE Directive”) requires “producers” to take-back and recycle solar modules at their expense or, in certain circumstances, to allocate such expense to the user of the solar modules if allowed for by the law of a Member State implementing the WEEE Directive. The EU Directive on the Restriction of Hazardous Substances (the “RoHS Directive”) also restricts the use of certain hazardous substances in electrical and electronic equipment including cadmium at a concentration greater than 0.01% by weight in addition to restricting the use of certain other chemical substances at a concentration greater than 0.1% by weight.

In 2005, we implemented the solar industry’s first, voluntary collection and recycling program for our end-of-life solar modules (1) as part of our commitment to extended producer responsibility (i.e., product stewardship), (2) in anticipation of the eventual expansion of the original WEEE Directive to include solar modules, and (3) to satisfy the concerns of certain institutional lenders involved in financing solar projects of our customers given the novelty of the cadmium telluride semiconductor material. Although solar modules were not subject to the original WEEE Directive, the provisions of the regulation allowed the European Commission to consider including additional electrical and electronic equipment, including solar modules, within the scope of the Directive. Based on prior consultation with the European Commission, German national waste authorities, and their advisors, we determined, at that time, that it was likely that all solar modules would eventually be subject to mandatory collection and recycling programs that would be funded by producers or manufacturers.

As part of our commitment to environmental excellence and in line with the concept of extended producer responsibility, our end-of-life module collection and recycling program was designed to:

•	Provide collection and recycling free of charge to anyone in possession of First Solar modules;

•	Reduce the number of modules that are disposed of as waste;

•	Maximize the recovery of valuable materials for use in new modules or other new products; and

•	Improve the environmental profile associated with module production.

Historically, we structured our standard module sales arrangements with provisions to induce purchasers to participate in the recycling of their modules at the end of their service lives, rather than disposing them into landfills. Under a typical Module Collection and Recycling Agreement (“MCRA”), the system owner agrees that the module will be recycled when taken out of service. We accepted responsibility for transporting the modules to a processing center where the modules would be recycled, thereby preventing modules from re-entering the waste stream through landfill deposits or otherwise. The MCRA was rolled out to sales agreements in various geographic regions.

Under the MCRA, the system owner (i.e., purchaser of the solar modules) makes a number of commitments, the most significant of which are as follows:

•	The system owner accepts responsibility for disassembling its solar array and packaging the modules for shipment;

•	The system owner accepts responsibility for contacting First Solar to coordinate pickup and shipment to a recycling facility;

•	The system owner agrees to attempt to bind any subsequent owners to the provisions of the agreement; and

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The system owner agrees that, upon removal from the system owner’s site, ownership of the modules reverts back to First Solar. This change in module ownership relieves the system owner of further responsibility for disposal.

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Provided we consent, the MCRA also allows the system owner to dispose of the end-of-life modules through a process of its choice and at its expense, without working through us. We cannot unreasonably withhold consent if the proposed disposition is at least as environmentally protective as our program.

The business purpose of the MCRA was to obligate system owners to deliver end-of-life modules for recycling, rather than allowing them to be disposed of in landfills, and we determined the most effective time to secure such obligations was when ownership of the modules transferred to the system owner. In addition, the reclamation and recycling agreement was entered into by system owners simultaneous with the transfer of warranty rights (from First Solar to the system owner). Accordingly, we determined that a recycling obligation was incurred and a corresponding liability should be recognized by us as the manufacturer concurrent with the recognition of our warranty obligation, which occurs at the time of sale.

In assessing whether our module collection and recycling program represented significant continuing involvement pursuant to ASC 360-20-40-37 to 40-64, we determined that the associated obligation relates specifically to the manufacturer of the module and not the project entity (i.e., in substance real estate). The system owner bears the responsibility to appropriately dismantle the system, return the modules to the manufacturer, and comply with any contractual terms or applicable laws. Once dismantled, such modules are no longer integral equipment with regards to the project entity. Our contractual responsibility upon receipt of the end-of-life modules is to appropriately recycle and dispose of the materials. This obligation, under the voluntarily created program, relates specifically to our role as manufacturer of the solar modules and is unrelated to individual project entities. Furthermore, the obligation to recycle modules is specific to the individually covered modules, which cease to be integral equipment upon removal from a system, such that if a system owner sold or repurposed the modules, the owner’s responsibilities with regards to recycling would transfer with the modules to the new project or owner. As a result, the obligation does not reside with the project entities sold by First Solar (i.e., in substance real estate) and is not considered a form of significant continuing involvement.

Forms 10-Q for the Quarterly Periods Ended March 31, 2015 and June 30, 2015

Item 4. Controls and Procedures, Evaluation of Disclosure Controls and Procedures

10.
It does not appear that your certifying officers have reached a conclusion on whether your disclosure controls and procedures are effective as of March 31, 2015 or June 30, 2015. Accordingly, please file amendments to the Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015 to disclose your officers’ conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by each report based on the evaluation required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Refer to Item 307 of Regulation S-K.

We respectfully acknowledge the Staff’s comment and have filed amendments to the Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015 to conclude on the effectiveness of our disclosure controls and procedures as of the end of each respective period.

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The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing or require additional supplemental information, please do not hesitate to contact the undersigned at (602) 427-3386.

Sincerely,

/s/ Mark Widmar
Mark Widmar
Chief Financial Officer